WNC HOUSING TAX CREDIT FUND V, L.P.
                                    SERIES 4
                                [GRAPHIC OMITTED]
                        Supplement Dated October 11, 1996
                        To Prospectus Dated July 26, 1995

     This Supplement is part of, and should be read in conjunction with, the Prospectus of WNC Housing Tax Credit Fund V, L.P., Series 4 ("SERIES 4") dated July 26, 1995 (the "Prospectus"), and the Supplement to Prospectus dated July 1, 1996. Capitalized terms used but not defined in this Supplement have the meanings given to them in the Prospectus.

TABLE OF CONTENTS
                                                                           Page
Status of SERIES 4 Offering..................................................1
Local Limited Partnership Investments........................................1

Supplement Presentation                  Relationship to Prospectus Presentation

Status of SERIES 4 Offering                 New Information
Local Limited Partnership Investments       New Information

STATUS OF SERIES 4 OFFERING

     As of the date hereof, SERIES 4 has received subscriptions in the amount of $3,371,000 (3,372 Units), of which $82,000 is represented by Promissory Notes.

LOCAL LIMITED PARTNERSHIP INVESTMENTS

     Included herein is a discussion of four Local Limited Partnership Interests acquired or identified for acquisition by SERIES 4. The Apartment Complexes owned by these Local Limited Partnerships are located in three states and are being developed and constructed by four different development teams. Each of the Apartment Complexes has received a reservation of Low Income Housing Credits. While the Fund Manager believes that SERIES 4 is reasonably likely to retain or acquire an interest in each of these Local Limited Partnerships, SERIES 4 may not do so as a result of the failure by a Local Limited Partnership to satisfy one or more conditions precedent to the payment of each installment payment, the inability of SERIES 4 to raise additional capital necessary to complete the purchase of the Local Limited Partnership Interests identified herein, the purchase of Local Limited Partnership Interests other than those identified herein, or other factors. Moreover, the terms of any acquisition may differ from those as described. Accordingly, investors should not rely on the ability of SERIES 4 to acquire an investment in all these Local Limited Partnerships on the indicated terms in deciding whether to invest in SERIES 4.

     SERIES 4 has acquired a Local Limited Partnership Interest in Crescent City Apartments, a California limited partnership ("CRESCENT CITY"); and Valley One, an Idaho limited partnership ("VALLEY ONE"), and has acquired one-half of the Local Limited Partnership Interest in Blessed Rock of El Monte, a California limited partnership ("BLESSED ROCK"). WNC Housing Tax Credit Fund V, L.P., Series 3 ("SERIES 3") has acquired the other one-half of the Local Limited Partnership Interest in BLESSED ROCK.

     SERIES 4 has  identified  for  acquisition  the Local  Limited  Partnership
Interest in OGALLALLA APARTMENTS I, L.P., a Nebraska limited partnership ("OGALLALLA").

     BLESSED ROCK owns the Blessed Rock of El Monte Apartments in El Monte, California; CRESCENT CITY owns The Surf Apartments in Crescent City, California; OGALLALLA owns the Ogallalla Apartments in Ogallalla, Nebraska; and VALLEY ONE owns the Valley One Apartments in McCall, Idaho.

     The following tables contain information concerning the Apartment Complexes and the Local Limited Partnerships identified herein:



                                         ACTUAL OR                                                         LOCAL LIMITED YEAR
                                         ESTIMATED    ESTIMATED                               PERMANENT    PARTNERSHIP'S CREDITS
                                         CONSTRUC-    DEVELOP-                                MORTGAGE     ANTICIPATED   TO BE
LOCAL          PROJECT                   TION         MENT COST    NUMBER OF     BASIC        LOAN         AGGREGATE     FIRST
LIMITED        NAME/NUMBER  LOCATION OF  COMPLETION   (INCLUDING   APARTMENT     MONTHLY      PRINCIPAL    TAX CREDITS   AVAIL-
PARTNERSHIP    OF BUILDINGS PROPERTY     DATE         LAND COST)   UNITS         RENTS        AMOUNT       (1)           ABLE

BLESSED        Blessed      El Monte     August       $9,867,800    136    1BR   $402         $2,600,000    $9,147,920   1997
ROCK           Rock of El   (Los         1997                       units        $0 (mgr      FENB (3)
               Monte        Angeles                                 1 2BR unit    unit)
               Apartments   County),                                                           $275,000
                            California                                                         EMCRA
               14 buildings                                                                            (4)
               (2)
                                                                                               $650,000
                                                                                               DCF (5)



CRESCENT       The Surf     Crescent     October      $3,251,878    18 Studio                 $1,960,000     $2,220,520  1996
CITY           Apartments   City (Del    1995                       units         $266        CDHCD (7)
                            Norte                                   37 1BR units  $300
               1 building   County),
               (2)(6)       California


OGALLALLA      Ogallalla    Ogallalla    March 1997   $1,029,400    10 2BR units   $310         $400,000     $723,130    1997
               Apartments   (Keith                                   6 3BR units   $390         FNBO (8)
                            County),
               8 buildings  Nebraska


VALLEY         Valley One   McCall      August 1995   $546,000       4 2BR units   $307         $480,000     $163,620    1996
ONE            Apartments   (Valley                                  4 3BR units   $347         IHA (9)
                            County),
               2 buildings  Idaho


     (1) Low Income Housing Credits are available over a 10-year period. For the year in which the credit first becomes available, SERIES 4 will receive only that percentage of the annual credit which corresponds to the number of months during which SERIES 4 was a limited partner of the Local Limited Partnership, and during which the Apartment Complex was completed and in service. See the discussion under "The Low Income Housing Credit" in the Prospectus.

     (2) Property designed for senior citizens.

     (3) Far East National Bank ("FENB") will provide the first mortgage loan for a term of 30 years at an annual interest rate of 8.5%. Principal and interest will be payable monthly, based on a 20-year amortization schedule.



                                       2

     (4) El Monte Community Redevelopment Agency ("EMCRA") will provide the second mortgage loan for a term of 15 years at an annual interest rate of 4%. The loan will be repaid based on residual receipts.

     (5) Deferred City Fees ("DCF") will provide the third mortgage loan for a term of 30 years at an annual interest rate of 1%. The loan will be repaid based on residual receipts.

     (6) Rehabilitation property.

     (7) California Department of Housing and Community Development ("CDHCD") will provide the mortgage loan for a term of 50 years at an annual interest rate of 3%. Principal and interest will be payable annually based on a 50-year amortization schedule.

     (8) First National Bank of Omaha ("FNBO") will provide the mortgage loan for a term of 15 years at an annual interest rate of 9%. Principal and interest will be payable monthly based on a 25-year amortization schedule.

     (9) Idaho Housing Agency ("IHA") will provide an interest-free mortgage loan for a term of 40 years, payable monthly, based on a 40-year amortization schedule.

     El Monte (BLESSED ROCK): El Monte (population 106,000) is in Los Angeles County, California, in the San Gabriel Valley, approximately 12 miles east of downtown Los Angeles. The major employers for El Monte residents are Wells Fargo Bank, Von's Co., Inc. (distribution warehouse), and Sargent-Fletcher (air frames).

     Crescent City (CRESCENT CITY): Crescent City (population 4,000) is the county seat of Del Norte County, California, and is on the Pacific coast near the Oregon border on U.S. Highway 101, approximately 370 miles north of San Francisco. The major employers for Crescent City residents are Pelican Bay State Prison, Del Norte Unified School District, and Del Norte County.

     Ogallalla (OGALLALLA): Ogallalla (population 5,000) is the county seat of Keith County, in the western part of Nebraska, near the intersection of Interstate Highway 80, U.S. Highway 30 and State Highway 61, approximately 110 miles south of Rapid City, South Dakota. Lake McConaughy, which is the largest lake in Nebraska, is five miles north of Ogallalla, and plays a role in the area economy by generating tourism. The major employers for Ogallalla residents are American Shizuki (capacitors), Ogallalla Electronics Mfg. Co. (electronic and magnetic components) and U.S. Aprons (aprons, dog beds, decoy bags).

     McCall (VALLEY ONE): McCall (population 2,000) is located in Valley County, Idaho on State Highway 55 near U.S. Highway 95, approximately 90 miles north of Boise. The major employers for McCall residents are Payette Forest USDA, McCall/Donnely Schools and Shore Lodge.


                                                                                                                     ESTIMATED
                                                                                                                     ACQUISI-
                                            LOCAL                            SHARING RATIOS:                         TION FEES
                                            GENERAL                          ALLOCATIONS (4)       SERIES 4's        PAYABLE
LOCAL         LOCAL                         PARTNER'S      SHARING RATIOS:   AND SALE OR           CAPITAL           TO
LIMITED       GENERAL        PROPERTY       DEVELOPMENT    CASH FLOW         REFINANCING           CONTRIBUTION      FUND
PARTNERSHIP   PARTNERS       MANAGER (1)    FEE (2)        (3)               PROCEEDS (5)          (6)               MANAGER


BLESSED       Everland,      Professional   $1,061,100     WNC: Greater      98.99/.01/1           $2,581,086        $258,000
ROCK          Inc.           Apartment                     of 30% or         50/50                 (9)               (10)
              (7)            Management,                   $12,000
                             Inc. (8)                      LGP: 40% of
                                                           the balance
                                                           The balance:
                                                           50/50



CRESCENT      Crescent City  Crescent City  $311,546       WNC: Greater of   99/1                  $1,191,878        $119,000
CITY          Surf, Inc.     Surf, Inc.                    15% or $800       50/50
              (11)           (11)                          LGP: 40%
                                                           Balance: 50/50



OGALLALLA     Most           Retro          $125,550       WNC:  Greater of  99/1                    $400,905        $40,000
              Worshipful     Management                    15% or $500       50/50
              Prince Hall    Group, Inc.                   LGP:  40%
              Grand Lodge    (13)                          Balance: 50/50
              (12)



VALLEY        Western Idaho  Western Idaho   $69,920       WNC: greater      98.99/.01/1             $87,579          $9,000
ONE           Community      Community                     of 15% or         50/50
              Action         Action                        $1,400
              Program,       Program,                      LGP: 40%
              Inc. (14)      Inc. (14)                     The balance:
                                                           50/50

     (1) The maximum annual management fee payable to the property manager generally is determined pursuant to lender regulations. Each Local General Partner is authorized to employ either itself or one of its Affiliates, or a third party, as property manager for leasing and management of the Apartment Complex so long as the fee therefor does not exceed the amount authorized and approved by the lender for the Apartment Complex.

     (2) Each Local Limited Partnership will pay its Local General Partner or an Affiliate of its Local General Partner a development fee in the amount set forth, for services incident to the development and construction of the Apartment Complex, which services include: negotiating the financing commitments for the Apartment Complex; securing necessary approvals and permits for the development and construction of the Apartment Complex; and obtaining allocations of Low Income Housing Credits. This payment will be made in installments after receipt of each installment of the capital contributions made by SERIES 4 (and SERIES 3 in the case of BLESSED ROCK).

     (3) Reflects the amount of the net cash flow from operations, if any, to be distributed to SERIES 4 (and SERIES 3 in the case of BLESSED ROCK) ("WNC") and the Local General Partner ("LGP") of the Local Limited Partnership for each year of operations. Generally, to the extent that the specific dollar amounts which are to be paid to WNC are not paid annually, they will accrue and be paid from sale or refinancing proceeds as an obligation of the Local Limited Partnership.

     (4) Subject to certain special allocations, reflects the respective percentage interests in profits, losses and Low Income Housing Credits of (i) in the case of BLESSED ROCK and VALLEY ONE (a) SERIES 4 (and SERIES 3 in the case of BLESSED ROCK), (b) WNC Housing, L.P., an Affiliate of the Sponsor which is


                                       4

the special limited partner, and (c) the Local General Partner; and (ii) in the case of CRESCENT CITY and OGALLALLA (a) SERIES 4 , and (b) the Local General Partner.

     (5) Reflects the percentage interests of (i) SERIES 4 (and SERIES 3 in the case of BLESSED ROCK) and (ii) the Local General Partner, in any net cash proceeds from sale or refinancing of the Apartment Complex, after payment of the mortgage loan and other Local Limited Partnership obligations (see, e.g., note
3), and the following, in the order set forth: the capital contributions of SERIES 4 and (and SERIES 3 in the case of BLESSED ROCK); and the capital contribution of the Local General Partner.

     (6) SERIES 4 (and SERIES 3 in the case of BLESSED ROCK) will make their capital contributions to the Local Limited Partnership in stages, with each contribution due when certain conditions regarding construction or operations of the Apartment Complex have been fulfilled. See "Investment Policies" and "Terms of the Local Limited Partnership Agreements" under "Investment Objectives and Policies" in the Prospectus.

     (7) Everland, Inc. is a California corporation which was formed in 1986. It has acted as developer of projects in El Monte and Rosemead, California. The corporation's president, Tom Y. Lee, is a Certified Public Accountant and one of the founding organizers and directors of First Continental Bank in Rosemead. Everland, Inc. has represented that, as of June 30, 1996, its total equity was ($382,185); however, construction and operating deficit guarantees will be provided by Tom Y. Lee. Mr. Lee, age 47, has represented that, as of December 31, 1995, he had a net worth in excess of $3,500,000.

     (8) Professional Apartment Management, Inc. is a California licensed real estate broker which provides full property management services for more than 100 facilities, consisting of more than 5,000 units, and having a combined value of more than $200 million. The company has been managing affordable housing for 26 years, and currently manages approximately 500 tax credit units.

     (9) SERIES 3 will make a capital contribution in the same amount.

     (10) SERIES 3 will pay an acquisition fee to the Fund Manager in the same amount.

     (11) Crescent City Surf, Inc. is a California corporation which was formed in 1993. William L. Kjelland is the president of the corporation. He has been involved in the development and management of five other subsidized properties in California. The corporation has represented to SERIES 4 that its net worth is negligible. Construction and operating deficit guarantees will be provided by Mr. Kjelland. Mr. Kjelland, age 86, has represented to SERIES 4 that, as of May 1, 1996, he had a net worth in excess of $500,000.

     (12) Most Worshipful Prince Hall Grand Lodge ("MWPHGL") was formed 103 years ago, and was incorporated in 1982. One of its goals is to foster the development of safe, decent and affordable housing to individuals and families earning less than 60% of the median income of the area. The corporation has represented to SERIES 4 that, as of September 1, 1995, it had a net worth in excess of $3,000,000.

     (13) Retro Management Group, Inc. was formed in 1993. The company currently manages more than 2,200 units of conventional and government-financed apartment projects in Oklahoma, Nebraska and Iowa. The company's principal, Douglas E. Hiner, has been involved in property management since 1974.

     (14) Western Idaho Community Action Program, Inc. ("WICAP") is a private non-profit corporation which was created in Idaho in 1964, and has been involved in developing and administering anti-poverty programs since then. WICAP has a voluntary 21-member board of directors which serves approximately 22,000 persons with low to moderate incomes in seven Idaho counties. WICAP has not yet made a representation to the Partnership respecting its net worth. Construction and operating deficit guarantees will be provided by Riley J. Hill. Mr. Hill, age 49, has represented to SERIES 4 that, as of July 31, 1996, he had a net worth in excess of $2,000,000.


                                       5
